EXHIBIT 99.1

Cardiome Announces Positive Phase 1 PK/PD Trial Results for Vernakalant Oral

VANCOUVER, British Columbia, Nov. 3, 2011 (GLOBE NEWSWIRE) -- Cardiome Pharma Corp. (Nasdaq:CRME) (TSX:COM) is pleased to announce that its partner, Merck, has recently completed an additional multiple rising-dose Phase 1 study to explore the safety, tolerability, pharmacokinetics and pharmacodynamics of higher doses of oral vernakalant than previously studied in healthy subjects.  In this study, oral vernakalant was well-tolerated at increased exposures. An additional Phase 1 trial assessing the safety and tolerability of oral vernakalant when dosed for a more extended period of time at higher exposures is scheduled to start in late 2011. These two Phase I studies are being conducted to inform the design of a Phase II study planned for initiation by Merck in late 2012.

"We are pleased with the progress made in the vernakalant oral program," said Doug Janzen, President and Chief Executive Officer of Cardiome.  "These studies will provide a strong foundation as we seek to capture the full potential of this candidate."

Cardiome will hold a teleconference call and webcast at 9:00am Eastern (6:00am Pacific) Friday, November 4, 2011 to discuss the third quarter financial results.

To access the conference call, please dial 1-877-670-9780 and reference conference 25290449. There will be a separate dial-in line for analysts on which we will respond to questions at the end of the call. The webcast can be accessed through Cardiome's website at www.cardiome.com.

Webcast and telephone replays of the conference call will be available approximately two hours after the completion of the call through December 5th, 2011. Please dial 1-855-859-2056 or 1-404-537-3406 and reference conference ID# 25290449 to access the replay.

About Atrial Fibrillation

There are approximately 2.5 million Americans and 4.5 million Europeans that suffer from Atrial Fibrillation (AFib).  Annual costs related to the management of AFib patients in the US and EU are estimated at $26 billion in total.  Over the next 50 years, these costs are projected to increase significantly along with an expected 3 fold increase in the number of AFib sufferers.

About Vernakalant (oral)

Currently, there are significant challenges in maintaining a normal heart rhythm following cardioversion of AFib.  First, many of the available drugs have limited efficacy in maintaining a normal heart rhythm.  Furthermore, although some are reasonably effective, their side effects preclude continuous long term use.  Vernakalant (oral), if demonstrated to be a safe and efficacious antiarrhythmic agent, will provide physicians and patients with a long term solution for maintenance of normal heart rhythm.

About Cardiome Pharma Corp.

Cardiome Pharma Corp. is a research-based biopharmaceutical company dedicated to the discovery, development and commercialization of new therapies that will improve the health of patients around the world. Cardiome has particular expertise in ion-channel modulation and in diseases associated with ion-channel dysfunction, which can range from cardiovascular to cancer to neurological and CNS disorders. Cardiome has one marketed product, BrinavessTM (vernakalant IV), approved in Europe and other territories for the rapid conversion of recent onset atrial fibrillation to sinus rhythm in adults.

Cardiome is traded on the NASDAQ Global Market (CRME) and the Toronto Stock Exchange (COM). For more information, please visit our web site at www.cardiome.com.

Forward-Looking Statement Disclaimer

Certain statements in this press release contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 or forward-looking information under applicable Canadian securities legislation that may not be based on historical fact, including without limitation statements containing the words "believe", "may", "plan", "will", "estimate", "continue", "anticipate", "intend", "expect" and similar expressions. Such forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause our actual results, events or developments, or industry results, to be materially different from any future results, events or developments expressed or implied by such forward-looking statements or information. Risks, uncertainties and factors that could cause such actual events or results expressed or implied by such forward-looking statements and information to differ materially from any future events or results expressed or implied by such statements and information include, but are not limited to, the risks, uncertainties and factors related to the fact that: we, together with our collaborative partners, may not be able to successfully develop all or any of our current or future products and may not be able to obtain regulatory approval in targeted indications for our current or future products in all markets; we may not achieve or maintain profitability; our future operating results are uncertain and likely to fluctuate; we may not be able to raise additional capital as and when required; we depend on our collaborative partners to perform their obligations under licensing or other collaborative agreements; we may not be successful in establishing additional corporate collaborations or licensing arrangements; we may not be able to establish marketing and sales capabilities and the costs of launching our products may be greater than anticipated; any of our products that obtain regulatory approval will be subject to extensive post-market regulation that may affect sales, marketing and profitability; any of our products that are successfully developed may not achieve market acceptance; we rely on third parties for the continued supply and manufacture of our products and have no experience in commercial manufacturing; we may face unknown risks related to intellectual property matters, including with respect to our ability to protect our intellectual property; we face increased competition from pharmaceutical and biotechnology companies; and other factors as described in detail in our filings with the Securities and Exchange Commission available at www.sec.gov and the Canadian securities regulatory authorities at www.sedar.com. Given these risks, uncertainties and factors, you are cautioned not to place undue reliance on such forward-looking statements and information, which are qualified in their entirety by this cautionary statement. All forward-looking statements and information made herein are based on our current expectations and we undertake no obligation to revise or update such forward-looking statements and information to reflect subsequent events or circumstances, except as required by law.

CONTACT: For Further Information:
         Cardiome Investor Relations
         (604) 676-6993 or Toll Free: 1-800-330-9928
         Email: ir@cardiome.com